The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-114063
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS SUPPLEMENT DATED JULY 28, 2004

Prospectus Supplement

(To Prospectus dated April 15, 2004)

$100,000,000

Wisconsin Power and Light Company

         % Debentures due 2034

          We will pay interest on the debentures on                     and                     of each year, beginning on                     , 2005. The debentures will mature on                     , 2034. We may redeem some or all of the debentures at any time and from time to time at the redemption prices described in this prospectus supplement.

      The debentures will be our unsecured senior obligations and rank equally with our other unsecured senior indebtedness from time to time outstanding. The debentures will be issued only in registered form in denominations of $1,000.

Per Debenture	Total

Public offering price(1)%	$
Underwriting discount %	$
Proceeds, before expenses, to Wisconsin Power and Light Company(1)%	$

(1)	Plus accrued interest, if any, from August , 2004, if settlement occurs after that date.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

      The debentures will be ready for delivery in book-entry form only through The Depository Trust Company on or about August      , 2004.

Joint Book-Running Managers

Banc of America Securities LLC	Wachovia Securities

ABN AMRO Incorporated	Robert W. Baird & Co.

The Williams Capital Group, L.P.

The date of this prospectus supplement is July      , 2004

i

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in the accompanying prospectus. Some of these documents, however, are filed on a combined basis with our parent, Alliant Energy Corporation, and its direct subsidiary, Interstate Power and Light Company. Information contained in these documents relating to these entities is filed by them on their own behalf and not by us, and you should not rely on that information when deciding whether to invest in our debentures. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

      You should rely only on the information relating to Wisconsin Power and Light Company contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

      Unless we otherwise indicate or unless the context requires otherwise, all references in this prospectus supplement to “we,” “our,” “us” or similar references mean Wisconsin Power and Light Company.

      Our principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53718, and our telephone number is (608) 458-3311.

ii

FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and the information we incorporate by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements that are intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect,” “intend,” “believe,” “anticipate,” “estimate,” “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Some, but not all, of the risks and uncertainties include the following:

•	weather effects on sales and revenues;

•	economic and political conditions in our service territories;

•	federal and state regulatory or governmental actions, including the impact of potential energy-related legislation in Congress and the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs and the earning of reasonable rates of return in current and future rate proceedings;

•	unanticipated construction and acquisition expenditures;

•	unanticipated issues in connection with our construction of new generating facilities;

•	issues related to purchased electricity supplies and their prices, including the ability to recover purchased-power and fuel costs through rates;

•	issues related to electric transmission, including recovery of costs incurred, and federal legislation and regulation affecting such transmission;

•	risks related to the operation of our nuclear facility and unanticipated issues relating to its sale;

•	costs associated with our environmental remediation efforts and with environmental compliance generally;

•	developments that adversely impact our ability to implement our strategic plan;

•	our ability to continue cost controls and operational efficiencies;

•	our ability to identify and successfully complete proposed development projects;

•	access to technological developments;

•	employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages;

•	continued access to the capital markets; and

•	inflation rates.

We assume no obligation, and disclaim any duty, to update these forward-looking statements.

iii

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus carefully before making a decision to invest in our debentures.

Our Company

      We are a regulated utility serving customers primarily in Wisconsin. We are engaged principally in the generation, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the provision of water services in select markets and various other energy-related products and services including services for wind farms. We also own all of the capital stock of South Beloit Water, Gas and Electric Company, a public utility supplying electric, gas and water service, principally in Winnebago County, Illinois. As of December 31, 2003, we served approximately 437,000 electric customers in 601 communities and approximately 173,000 gas customers in 232 communities. All of our common stock is owned by Alliant Energy Corporation, an energy-services provider engaged primarily in regulated utility operations in both the Midwest, including through our company, and internationally and with other non-regulated domestic and international operations.

      We are subject to the jurisdiction of the Public Service Commission of Wisconsin, or PSCW, with respect to various portions of our operations. South Beloit Water, Gas and Electric Company is subject to the jurisdiction of the Illinois Commerce Commission with respect to various portions of its operations. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission, or FERC, and the Nuclear Regulatory Commission, or NRC. Our parent company, Alliant Energy Corporation, is a registered public utility holding company subject to regulation by the Securities and Exchange Commission, or SEC, under the Public Utility Holding Company Act of 1935. We are also subject to some requirements of that Act.

Recent Development — Second Quarter Results

      Our earnings available for common stock increased 83% to $51.8 million on operating revenues of $610.1 million for the six months ended June 30, 2004 compared to earnings available for common stock of $28.3 million on operating revenues of $601.7 million for the six months ended June 30, 2003. Our operating income increased 68% to $90.2 million, or 15% of operating revenues, for the six months ended June 30, 2004 compared to $53.7 million, or 9% of operating revenues, for the six months ended June 30, 2003.

The Offering

      The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the debentures, see “Description of the Debentures” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	Wisconsin Power and Light Company

Debentures offered	$100 million aggregate principal amount of % debentures due 2034.

Maturity	, 2034.

Interest payment dates	and of each year, beginning , 2005.

Ranking	The debentures will be unsecured and rank equally with our other unsecured senior indebtedness from time to time outstanding. The debentures will also be subordinated to our secured indebtedness to the extent of the assets securing such indebtedness.

Optional redemption	We may redeem some or all of the debentures at any time and from time to time at a redemption price equal to the sum of the principal amount of the debentures we redeem, accrued interest on that principal amount to the redemption date and the make-whole amount, if any, with respect to those debentures. See “Description of Debentures — Redemption Prior to Maturity.”

Covenants	The indenture governing the debentures contains covenants that, among other things, limit our ability to:

• create some types of secured indebtedness; and

• consolidate, merge or sell assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Debt Securities” in the accompanying prospectus.

No limitation on debt	The indenture governing the debentures does not limit the amount of unsecured debt securities that we may issue or provide holders any protections should we be involved in a highly leveraged transaction.

Ratings	Standard & Poor’s Ratings Service has assigned our existing senior unsecured long-term indebtedness a rating of BBB+. Moody’s Investors Service, Inc. has assigned our existing senior unsecured long-term indebtedness a rating of A2. We have applied for ratings for the debentures. Ratings are not a recommendation to buy, sell or hold the debentures. We cannot give any assurance that the ratings will be retained for any time period or that they will not be revised downward or withdrawn by the ratings agencies.

Use of proceeds	We estimate that the net proceeds from the offering will be approximately $ million. We intend to use the proceeds from this offering to repay short-term debt, including $62 million incurred in connection with the repayment on June 1, 2004 of our first mortgage bonds, 1992 Series X, 7.25% due 2004, to finance capital expenditures and for general corporate purposes.

Denomination	The debentures will be issued in integral multiples of $1,000.

Absence of market for the debentures	The debentures are a new issue of securities with no established trading market. We currently have no intention to apply to list the debentures on any securities exchange or to seek their admission to trading on any automated quotation system. Accordingly, we cannot provide any assurance as to the development or liquidity of any market for the debentures. See “Underwriting.”

Summary Financial Information

      The summary consolidated financial information below was selected or derived from our consolidated financial statements. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the three months ended March 31, 2004 are not necessarily indicative of results to be expected for the full fiscal year. The information set forth below is qualified in its entirety by and should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(In thousands)
Income Statement Data:
Operating revenues	$993,716	$989,525	$1,216,981	$346,902	$339,366
Operating income	137,296	145,574	191,632	18,058	38,877
Net income	73,490	80,924	114,874	10,115	22,295
Earnings available for common stock	70,180	77,614	111,564	9,287	21,467

	As of December 31,		As of March 31,

	2002	2003	2003	2004

	(In thousands)
Balance Sheet Data:
Current assets	$166,227	$279,189	$177,180	$289,186
Property, plant and equipment, net	1,472,719	1,522,162	1,489,562	1,529,696
Investments and other non-current assets	696,192	667,926	683,247	655,860
Current liabilities	294,288	267,120	306,783	266,404
Long-term debt (excludes current portion)	468,208	336,409	468,240	336,440
Other non-current liabilities	745,699	793,948	754,549	800,834

Ratios of Earnings to Fixed Charges

      The following table sets forth our ratios of earnings to fixed charges for the periods presented:

Year Ended December 31,
					Three Months Ended
1999	2000	2001	2002	2003	March 31, 2004

3.66x	3.44x	3.50x	3.98x	5.46x	4.84x

USE OF PROCEEDS

      We estimate that we will receive net proceeds from this offering of approximately $           million, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay short-term debt, including $62 million incurred in connection with the repayment on June 1, 2004 of our first mortgage bonds, 1992 Series X, 7.25% due 2004, to finance capital expenditures and for general corporate purposes. As of June 30, 2004, we had $67.5 million of short-term debt outstanding, with a discount rate of 1.5% and a maturity of six days.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of March 31, 2004 on an actual basis and as adjusted to give effect to this offering and the anticipated use of the net proceeds from the offering as described under “Use of Proceeds” and our repayment on June 1, 2004 of our first mortgage bonds with an aggregate principal amount of $62 million.

	As of March 31, 2004

			% of Total As
	Actual	As Adjusted	Adjusted

	(In thousands)
Common stock	$66,183	$
Additional paid-in capital	525,635
Retained earnings	439,518
Accumulated other comprehensive loss	(20,235)

Total common equity	1,011,101
Cumulative preferred stock	59,963
Long-term debt (excluding current portion)	336,440
Short-term debt (including current maturities of long-term debt)	117,100

Total capitalization (including short-term debt)	$1,524,604	$	100.0%

THE COMPANY

      We are a public utility serving customers primarily in Wisconsin. We are engaged principally in the generation, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the provision of water services in select markets and various other energy-related products and services including services for wind farms. We also own all of the capital stock of South Beloit Water, Gas and Electric Company, a public utility supplying electric, gas and water service, principally in Winnebago County, Illinois. As of December 31, 2003, we served approximately 437,000 electric customers in 601 communities and approximately 173,000 gas customers in 232 communities. All of our common stock is owned by Alliant Energy Corporation, an energy-services provider engaged primarily in utility operations in both the Midwest, including through our company, and internationally and with other non-regulated domestic and international operations.

Competitive Strengths

      We believe that our competitive strengths include the following:

      Successful Rate Cases: During 2003 and 2004 we received favorable outcomes from the rate cases we filed in Wisconsin. The PSCW approved aggregate annual retail electric, gas and water rate increases totaling $95 million for us, an aggregate increase of 11.24% over rates in effect at the beginning of 2003. In 2004, the PSCW authorized a return on common equity of 12.0%. In addition, the FERC approved an aggregate of $8 million of wholesale rate increases in 2003 and 2004.

      Substantial Opportunities to Invest in Our Operations: The State legislature of Wisconsin enacted legislation with the goal of assuring reliable electric energy for Wisconsin. The law allows the construction of merchant power plants in the state and streamlines the regulatory approval process for building new generation and transmission facilities. More recently, the PSCW approved a plan proposed by another Wisconsin utility that provides enhanced investment certainty by leasing generation from an affiliate. These changes have enabled us to pursue additional generation investments and other sources of power, including the following:

•	Calpine Corporation’s 600 megawatt, combined-cycle, natural gas-fired generation facility (Riverside) in Beloit, Wisconsin was placed in service in June, 2004. We have contracted for 453 megawatts of this plant’s output.

•	In January 2004, the non-regulated generation business of Alliant Energy Resources, Inc., a subsidiary of Alliant Energy Corporation, assumed from a third party an option to purchase a site for a 300 megawatt natural gas-fired power plant outside Sheboygan Falls, Wisconsin. Subject to PSCW approval, the non-regulated generation business of Alliant Energy Resources would construct and own the approximately $150 million plant and lease the facility to us. We plan to operate the plant and utilize its output. Alliant Energy continues to make steady progress related to acquiring regulatory approvals for the facility, which we intend to place in service in June, 2005.

•	In March 2004, we announced that we would accept proposals from bidders for adding 100 megawatts of wind generation in one or more locations in Wisconsin in 2005. Moving forward with this component of our generation plan is contingent upon a renewal of the federal renewable energy production tax credit.

•	In May 2004, we and Wisconsin Public Service Corporation announced that we will jointly pursue plans to build a 500 megawatt base-load electric plant.

      Operate Our Distribution Business to High Standards of Customer Service and Reliability. We have over 87 years of experience in operating and managing rate-regulated electric and gas distribution businesses and we use this experience to seek to achieve high standards of customer service and reliability in a cost-effective manner.

Strategy

      Our strategic objectives are to:

•	increase our megawatt capacity through investment in new electric power generation and other long-term arrangements, subject to the receipt of appropriate regulatory incentives;

•	increase plant availability and reduce the cost of energy production;

•	enhance service reliability and operational excellence;

•	maintain excellent customer service;

•	maintain favorable regulatory relationships;

•	remain current with cutting-edge technologies that impact our business;

•	practice proactive environmental compliance; and

•	continue to deliver strong operating results.

Operations

      During 2003, we had total operating revenues of approximately $1,217 million, which included $910.1 million in electric revenues, or 75% of revenues, $272.4 million in gas revenues, or 22% of revenues, and $34.5 million in other revenues, or 3% of revenues. No single customer accounted for more than 10% of our consolidated revenues in 2003. Our electric and gas revenues for 2003, sales for 2003 and customers as of December 31, 2003 consisted of the following:

	Electric

	Revenues	%	Sales	%	Customers	%

	(Thousands)		(Thousands of
			megawatt-hours)
Residential	$316,893	34.8%	3,410	23.6%	381,840	87.4%
Commercial	170,342	18.7%	2,167	15.0%	52,087	11.9%
Industrial	243,770	26.8%	4,595	31.8%	1,014	0.2%
Other	179,081	19.7%	4,278	29.6%	2,035	0.5%

Total	$910,086	100.0%	14,450	100.0%	436,976	100.0%

	Gas

	Revenues	%	Sales	%	Customers	%

	(Thousands)		(Thousands of
			dekatherms)
Residential	$137,060	50.3%	12,797	30.2%	153,914	89.2%
Commercial	74,594	27.4%	8,539	20.2%	18,361	10.6%
Industrial	9,606	3.5%	1,182	2.8%	340	0.2%
Other	51,117	18.8%	19,796	46.8%	N/A	N/A

Total	$272,377	100.0%	42,314	100.0%	172,615	100.0%

      Electric Operations. In 2003, we had a maximum peak hour demand of 2,782 megawatts in the month of August. During 2003, our sources of generation included 54% coal, 31% purchased-power, 11% nuclear and 4% gas/other.

      Gas Operations. At December 31, 2003, we served approximately 173,000 gas customers. The gas utility operations accounted for 22% of our operating revenues for the year ended December 31, 2003.

      Other Operations. Our other operations, including our WindConnectTM construction management operations, represented 3% of our revenues for the year ended December 31, 2003.

Transmission Assets

      On January 1, 2001, we transferred our transmission assets with no gain or loss to a transmission-only company, American Transmission Company LLC. At December 31, 2003, we had an ownership percentage in American Transmission Company of approximately 25%. The transfer has not resulted in a significant impact on our financial condition or results of operations since the FERC allows American Transmission Company to earn a return on the contributed assets comparable to the return we were formerly allowed by the PSCW and the FERC. During 2003, American Transmission Company returned approximately 80% of its earnings to its equity holders. American Transmission Company realizes its revenues from the provision of transmission services to both participants in American Transmission Company as well as non-participants. American Transmission Company is a transmission-owning member of the Midwest Independent System Operator and the Mid-America Interconnected Network, Inc. Regional Reliability Council.

Nuclear Management Company

      We own a 41% interest in Kewaunee Nuclear Power Plant, a 543 megawatt (net capacity) nuclear plant, which is operated by the Nuclear Management Company, LLC under contract to us. The Kewaunee operating license expires in 2013.

      The Nuclear Management Company was formed in 1999 to consolidate the operation of its owners’ nuclear plants and to provide similar capabilities for other nuclear operators and owners. Combined, the Nuclear Management Company operates eight nuclear generating units at six sites but has no operational benefits for the plant owners. Our parent, Alliant Energy Corporation, through its direct, non-utility subsidiary, Alliant Energy Nuclear LLC, owns 20% of Nuclear Management Company. Similar to others involved with the Nuclear Management Company, we and the other owner of Kewaunee continue to own our respective plant and are entitled to the energy generated at the plant. Each partner in the Nuclear Management Company retains the financial obligations for the safe operation, maintenance and the decommissioning of such partner’s plants.

      We have signed a definitive agreement to sell our 41% ownership interest in Kewaunee to Richmond, Virginia-based Dominion Energy Kewaunee, Inc. (Dominion), a subsidiary of Dominion Resources, Inc. The joint owner of Kewaunee, Wisconsin Public Service Corporation, also agreed to sell its 59% ownership interest in Kewaunee to Dominion. Pending various regulatory approvals, including approval from the PSCW, we expect the transaction to be completed in 2004. Approval has already been obtained from the FERC, the Federal Trade Commission, the Iowa Utilities Board and the Minnesota Public Utilities Commission. We anticipate that we will receive approximately $90 million in cash and retain ownership of the trust assets contained in one of the two decommissioning funds we have established to cover the eventual decommissioning of Kewaunee. The fund that will be retained had an after-tax value of $69 million on March 31, 2004. Dominion will assume responsibility for the eventual decommissioning of Kewaunee and will receive our qualified decommissioning trust assets, which had after-tax value of $172 million on March 31, 2004. We expect the gross cash proceeds from the sale to slightly exceed our carrying value of the assets being sold. We have requested deferral of any gain and related costs from the PSCW. Because any gain realized and the retained decommissioning fund will likely be returned to customers in future rate filings, we do not expect this transaction will have a significant impact on our operating results.

      At the closing of the sale, we will enter into a long-term purchased-power agreement with Dominion to purchase energy and capacity equivalent to the amounts received had current ownership continued. The purchased-power agreement, which also will require regulatory approval, will extend through 2013 when the plant’s current operating license will expire. In April 2004, we entered into an exclusivity agreement with Dominion. Under this agreement, if Dominion decides to extend the operating license of Kewaunee, Dominium agreed to negotiate only with us and Wisconsin Public Service Corporation for new purchased-power agreements for our respective share of the plant output that would extend beyond Kewaunee’s current operating license termination date. The exclusivity period will start on the closing date of the sale and will extend through December 21, 2011.

Rates and Regulatory Environment

      We are subject to regulation by the PSCW regarding retail utility rates and service, accounts, issuance and use of proceeds of securities, certain additions and extensions to facilities and in other respects. We are required to file a rate case with the PSCW at least every two years based on a forward-looking test period. Our retail electric rates are based on annual forecasted fuel and purchased-power costs. Under PSCW rules, we can seek rate increases if we experience an extraordinary increase in the cost of fuel or if the annual costs are more than 3% higher than the estimated costs used to establish rates. Such rules were revised effective for 2003 for us and significantly reduce the regulatory lag for Wisconsin utilities and customers related to the timing of changes in rates for increased or decreased fuel and purchased-power costs. The revised rules require that an interim increase or decrease in rates subject to increased or decreased fuel costs, if determined to be justified, be approved within 21 days of notice to customers. Any such change in rates would be effective prospectively, would require a refund with interest if final rates are determined to be lower than interim rates approved, and would not include a provision for collection of retroactive fuel cost variances. The revised rules also include a process whereby Wisconsin utilities can seek deferral treatment of emergency changes in fuel costs between fuel-only or base rate cases. Such deferrals would be subject to review, approval and recovery in future fuel-only or base rate cases.

      South Beloit Water, Gas and Electric company, our wholly-owned subsidiary, is subject to regulation by the Illinois Commerce Commission for retail utility rates and service, accounts, issuance and use of proceeds of securities, certain additions and extensions to facilities and in other respects.

      We are currently addressing the recovery of our utility cost increases through several rate filings. Our recent rate cases are summarized as follows (dollars in millions):

						Expected
				Final	Final	Final	Return
		Filing	Increase	Increase	Effective	Effective	on
Case	Utility Type	Date	Requested	Granted	Date	Date	Equity

2003 Retail	Electric/ Gas/ Water	5/02	$123	$81	4/03	N/A	12%
2004 Retail	Electric/ Gas/ Water	3/03	87	14	1/04	N/A	12%
Wholesale	Electric	2/02	6	3	1/03	N/A	N/A
Wholesale	Electric	3/03	5	5	2/04	N/A	N/A
South Beloit Retail-IL	Gas/ Water	10/03	1	*	*	9/04	*
2004 Retail (fuel only)(1)	Electric	2/04	40	*	*	8/04	N/A

Total			$262	$103

*	To be determined.

(1)	We initially requested a $16 million increase, which has been approved by the PSCW. We have amended the filing to request an additional $24 million increase to reflect subsequent increases in gas and purchased power prices, and that additional increase is still pending.

      The FERC has jurisdiction under the Federal Power Act over some of our electric utility facilities and operations, wholesale rates and accounting practices, and in some other respects.

      Our parent, Alliant Energy Corporation, operates as a registered public utility holding company subject to regulation by the SEC under the Public Utility Holding Company Act. As a result, we are subject to some of the regulatory provisions of the Public Utility Holding Company Act, including provisions relating to the issuance and sales of securities, acquisitions and sales of some utility properties and acquisition and retention of interests in non-utility businesses.

      We are indirectly and directly subject to the jurisdiction of the NRC with respect to the Kewaunee Nuclear Power Plant and to the jurisdiction of the U.S. Department of Energy with respect to the disposal of nuclear fuel and other radioactive wastes from such plant. The NRC has broad supervisory and regulatory jurisdiction over the construction and operation of nuclear reactors, particularly with regard to public health, safety and environmental considerations. The operation and design of nuclear power plants is under constant review by the NRC.

DESCRIPTION OF DEBENTURES

      We have summarized provisions of the debentures below. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the caption “Description of Debt Securities” in the accompanying prospectus. We will issue the debentures as a separate series of securities under an indenture between us and U.S. Bank National Association, as successor trustee. The indenture is described in the accompanying prospectus.

General

      The indenture does not limit the aggregate principal amount of senior unsecured debt securities that we may issue under it, and provides that we may issue securities under the indenture from time to time in one or more series pursuant to the terms of one or more supplemental indentures or officers’ certificates creating the series. It also does not give holders of the debentures protection in the event we engage in a highly leveraged or other transaction that may adversely affect holders of the debentures. As of the date of this prospectus supplement, we have $105 million aggregate principal amount of 7% debentures due 2017, $60 million aggregate principal amount of 5.7% debentures due 2008 and $100 million aggregate principal amount of 7 5/8% debentures due 2010 outstanding under the indenture.

      No sinking fund will be established for the benefit of the debentures.

Maturity and Interest

      We are initially offering the debentures in the aggregate principal amount of $100 million. The debentures will mature on                     , 2034. We may, without the consent of holders, issue additional debentures and thereby increase that principal amount in the future, on the same terms and conditions, except for the public offering price and issue date, and with the same CUSIP number as the debentures offered by this prospectus supplement.

      Each debenture will bear interest from                     , 2004, or from and including the most recent interest payment date to which we have paid interest, at the rate of      % per year. We will pay interest twice per year in arrears, on                     and                     , commencing                     , 2005, to the persons in whose names the debentures are registered at the close of business (1) on the business day prior to each interest payment date if the debentures remain in book-entry only form or (2) on the fifteenth calendar day before each interest payment date if the debentures do not remain in book-entry only form.

Ranking

      The debentures will be our senior, unsecured and unsubordinated obligations, ranking equally and ratably with all our other senior, unsecured and unsubordinated obligations from time to time outstanding. The debentures will be effectively subordinated to all of our existing and future secured indebtedness, including our first mortgage bonds, to the extent of the assets securing such debt.

      We currently have first mortgage bonds and unsecured long-term debt outstanding. Substantially all of our tangible public utility property is subject to direct first mortgage liens under our indenture and deed of trust, dated August 1, 1941, securing our first mortgage bonds. If we become bankrupt, liquidate or reorganize, the trustees for the first mortgage bonds could use the collateral property to satisfy our obligations under the first mortgage bonds before holders of unsecured debt securities, including the debentures, would receive any payments.

      As of March 31, 2004, giving pro forma effect to this offering and our expected use of the net proceeds of the offering and our repayment on June 1, 2004 of our first mortgage bonds with an aggregate principal amount of $62 million, we would have had $71.4 million aggregate principal amount of first mortgage bonds and $365.0 million aggregate principal amount of unsecured long-term debt outstanding.

Redemption Prior to Maturity

      We may redeem the debentures at any time and from time to time at our option, in whole or in part, at a redemption price equal to the sum of the principal amount of the debentures we redeem, accrued interest on that principal amount to the redemption date and the make-whole amount, if any, with respect to those debentures. This sum is referred to as the redemption price.

      “Make-whole amount” means, in connection with the optional redemption, the excess, if any, of:

•	the aggregate present value as of the date of any optional redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of such dollar of principal if such redemption had not been made, determined by discounting, on a semi- annual basis, such principal and interest at the reinvestment rate, as determined on the third business day preceding the date that notice of the redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over

•	the aggregate principal amount of the debentures being redeemed.

      “Reinvestment rate” means      % plus the arithmetic mean of the yields under the headings “Week Ending” published in the most recent statistical release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity will be calculated pursuant to the immediately preceding sentence and the reinvestment rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month. For purposes of calculating the reinvestment rate, the most recent statistical release published prior to the date of determination of the make-whole amount will be used.

      “Statistical release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by us.

The Trustee

      U.S. Bank National Association will act as trustee, registrar, transfer agent and paying agent for the debentures. We can remove the trustee with or without cause so long as no event which is, or after notice or lapse of time would become, an event of default shall have occurred and be continuing.

      We and certain of our affiliates maintain banking and other business relationships in the ordinary course of business with the trustee and its affiliates. In addition, the trustee and certain of its affiliates may serve as trustee for other securities issued by us or by our affiliates.

      To the extent provided in the indenture, the trustee will have a prior claim on amounts held by it under the indenture for the payment of its compensation and expenses and for the repayment of advances made by it to effect performance of some covenants in the indenture.

Book-Entry Delivery and Settlement

      We will issue the debentures in the form of one or more global certificates or debentures, which we refer to as global securities. We will deposit the global securities with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, or else the global securities will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

      DTC has advised us that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934;

•	DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

•	access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

      We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

      We expect that under procedures established by DTC:

•	upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

•	ownership of the debentures will be shown on, and the transfer of ownership of the debentures will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

      The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

      So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the debentures represented by that global security for all purposes under the indenture and under the debentures. Except as described below, owners of beneficial interests in a global security will not be entitled to have debentures represented by that global security registered in their names, will not receive or be entitled to receive the debentures in the form of a physical certificate and will not be considered the owners or holders of the debentures under the indenture or under the debentures, and may not be entitled to give the trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC’s procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of debentures under the indenture or the global security.

      Neither we nor the trustee will have any responsibility or liability for any aspect of DTC’s records relating to the debentures or relating to payments made by DTC on account of the debentures, or any responsibility to maintain, supervise or review any of DTC’s records relating to the debentures.

      We will make payments on the debentures represented by the global securities to DTC or its nominee, as the registered owner of the debentures. We expect that when DTC or its nominee receives any payment on the debentures represented by a global security, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC’s participants will be responsible for those payments.

      Payments on the debentures represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC’s rules and will be settled in immediately available funds.

Certificated Debentures

      We will issue certificated debentures to each person that DTC identifies as the beneficial owner of debentures represented by the global securities upon surrender by DTC of the global securities only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

•	an event of default with respect to the debentures has occurred and is continuing; or

•	we decide not to have the debentures represented by a global security.

      Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related debentures. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the debentures to be issued.

UNDERWRITING

      Banc of America Securities LLC and Wachovia Capital Markets, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the principal amount of debentures set forth opposite its name below.

Underwriters	Principal Amount

Banc of America Securities LLC	$
Wachovia Capital Markets, LLC
ABN AMRO Incorporated
Robert W. Baird & Co. Incorporated
The Williams Capital Group, L.P.

Total		$100,000,000

      The underwriters have agreed, subject to the terms and conditions contained in the purchase agreement, to purchase all of the debentures sold under the purchase agreement if any of these debentures are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

      The underwriters are offering the debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the debentures, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      The debentures are a new issue of securities with no established trading market. We do not intend to list the debentures on any securities exchange or to seek their admission to trading on any automated quotation system. The underwriters have advised us that they intend to make a market in the debentures but the underwriters are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debentures.

Commissions and Discounts

      The representatives have advised us that the underwriters propose initially to offer the debentures to the public at the public offering price on the cover page of this prospectus supplement, and to certain dealers at that price less a concession not in excess of      % of the principal amount of the debentures. The underwriters may allow, and the dealers may reallow, a discount not in excess of      % of the principal amount of the debentures to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The expenses of this offering, not including the underwriting discount, are estimated at $225,000 and are payable by us.

No Sale of Similar Securities

      We have agreed, with exceptions, not to sell or transfer any of our debentures for 15 days after the date of this prospectus supplement without first obtaining the written consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC on behalf of the underwriters. Specifically, we have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any debt securities;

•	sell any option or contract to purchase any debt securities;

•	purchase any option or contract to sell any debt securities;

•	grant any option, right or warrant to sell any debt securities;

•	lend or otherwise dispose of or transfer any debt securities;

•	file a registration statement related to any debt securities; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any debt securities, whether any such swap or transaction is to be settled by delivery of debt securities or other securities, in cash or otherwise.

      This lockup provision applies to the debt securities and to securities convertible into or exchangeable or exercisable for or repayable with the debt securities.

Indemnification

      We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Price Stabilization and Short Position

      In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the debentures. Such transactions consist of bids or purchases to peg, fix or maintain the price of the debentures.

      If the underwriters create a short position in the debentures in connection with the offering, i.e., if they sell more debentures than are listed on the cover page of this prospectus supplement, then the representatives may reduce that short position by purchasing debentures in the open market. Purchases of our debentures to stabilize or reduce a short position could cause the price of our debentures to be higher than it might be in the absence of such purchases.

      In general, purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the debentures. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters or their affiliates have provided investment or commercial banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services. In particular, affiliates of Banc of America Securities LLC, Wachovia Capital Markets, LLC and ABN AMRO Incorporated are lenders under our credit facility.

LEGAL MATTERS

      The validity of the debentures will be passed upon for us by Foley & Lardner LLP. Some legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement and the accompanying prospectus by reference from Wisconsin Power and Light Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Wisconsin Power and Light Company

$150,000,000 Aggregate Amount

Preferred Stock

Debt Securities

First Mortgage Bonds

          By this prospectus, we may offer from time to time up to an aggregate of $150,000,000 of our securities. We will provide specific terms of the securities, including the offering prices, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 15, 2004.

About This Prospectus

      In this prospectus, “we,” “us” and “our” refer to Wisconsin Power and Light Company.

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities or combinations of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $150,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      We may use this prospectus to offer from time to time:

•	shares of our preferred stock;

•	our unsecured debt securities, which we refer to in this prospectus as the debt securities; and

•	our first mortgage bonds.

In this prospectus, we sometimes refer to our preferred stock, debt securities and first mortgage bonds collectively as the securities.

      You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the accompanying prospectus supplement is accurate as of the date of their respective covers. Our business, financial condition, results of operations and prospects may have changed since those dates.

WISCONSIN POWER AND LIGHT COMPANY

      We are a public utility serving customers primarily in Wisconsin. We are engaged principally in:

•	the generation, distribution and sale of electric energy;

•	the purchase, distribution, transportation and sale of natural gas; and

•	the provision of water services in select markets and various other energy-related products and services including construction management services for wind farms.

We also own all of the capital stock of South Beloit Water, Gas and Electric Company, a public utility supplying electric, gas and water service, principally in Winnebago County, Illinois. All of our common stock is owned by Alliant Energy Corporation, an energy-services provider engaged primarily in public utility operations in both the Midwest, including through our company, and internationally.

      We are subject to the jurisdiction of the Public Service Commission of Wisconsin with respect to various portions of our operations. South Beloit Water, Gas and Electric Company is subject to the jurisdiction of the Illinois Commerce Commission with respect to various portions of its operations. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. Alliant Energy Corporation is a registered public utility holding company subject to regulation by the SEC under the Public Utility Holding Company Act of 1935 and is subject to the regulatory provisions of that Act. We are also subject to some requirements of that Act.

      Our principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53718 and our telephone number is (608) 458-3311.

USE OF PROCEEDS

      Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes. These purposes may include financing the development and construction of new generation and distribution facilities, funding additional working capital, financing capital expenditures and repayment of our debt. Until we use the net proceeds from the sale of the securities for these purposes, we may place the proceeds in temporary investments.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      The following table shows our ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the years presented:

	Year Ended December 31,

	1999	2000	2001	2002	2003

Ratio of earnings to fixed charges	3.66	3.44	3.50	3.98	5.46
Ratio of earnings to combined fixed charges and preferred stock dividends	3.25	3.09	3.15	3.55	4.84

DESCRIPTION OF PREFERRED STOCK

      The following description of our preferred stock summarizes the general terms and provisions that apply to our preferred stock. We will describe the particular terms of any series of preferred stock more specifically in each prospectus supplement relating to that series of preferred stock. We will indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of preferred stock.

      The following is a summary of some general terms and provisions of our preferred stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our restated articles of organization, which are filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

      Our total authorized capital stock as set forth in our restated articles of organization is $240,000,000, divided into 3,750,000 shares of preferred stock, without par value, provided that the aggregate stated value of the shares of preferred stock may not exceed $150 million at any time and 18,000,000 shares of common stock, par value $5 per share. As of the date of this prospectus, all of our outstanding common stock was owned by our parent corporation, Alliant Energy Corporation.

      Under our restated articles of organization, our board of directors may establish one or more series of preferred stock to be issued out of authorized preferred stock. Our board of directors, without approval of our shareowners, may determine some rights and preferences of the shares of preferred stock of any series so established.

Issuance in Series

      Prior to the issuance of shares of each series of our preferred stock, our board of directors is required to adopt resolutions and file articles of amendment to our restated articles of organization with the Wisconsin Department of Financial Institutions.

      All shares of our preferred stock of all series constitute one class of stock and are of equal rank and confer equal rights, subject to variations in the following respects which our board of directors is authorized to fix prior to the issue of each new series:

•	stated value;

•	dividend rate (which may be fixed or variable);

•	redemption terms (but the redemption price may not be less than the stated value); and

•	sinking fund provisions, if any.

      All authorized and unissued shares of preferred stock may, within the limitations stated in our restated articles of organization, be issued in series bearing the permitted variable terms as fixed by the board of directors prior to the issuance of each series.

Dividend Rights

      Holders of preferred stock are entitled, in respect of each share held, to cumulative dividends on the stated value of the preferred stock at the rate specified in the designation of such share, and no more, in preference to the common stock, payable quarterly, when declared by our board of directors out of our surplus or net profits available for that purpose. We will not pay or set apart any dividend for any share of preferred stock unless we also pay or set apart for all shares of all series a uniform percentage of the annual dividend to which the shares are respectively entitled. Quarterly dividend periods in respect of the preferred stock end on the last day of February, May, August and November in each year, and dividends declared with respect to the shares of preferred stock are usually paid on the 15th day of the next succeeding month. The prospectus supplement with respect to each series of preferred stock will set forth the date from which dividends on that series will be cumulative.

Limitation on Dividends on Common Stock

      Our restated articles of organization provide that so long as any preferred stock is outstanding, we will not, in any 12-month period, declare or pay cash dividends on our common stock, or make any distribution on, or purchase or otherwise acquire for value, any of our common stock, amounting in the aggregate to:

•	more than 50% of our net income available for dividends on the common stock for the 12 months preceding the declaration of any such dividend or distribution, or any such purchase, if our common stock equity would be less than 20% of our total capitalization after the declaration, payment, distribution or purchase; or

•	more than 75% of our net income available for dividends on the common stock if our common stock equity would be 20% or more but less than 25% of our total capitalization after the declaration, payment, distribution or purchase.

If our common stock equity is more than 25% of total capitalization, then we may not declare or pay any common stock dividend that would reduce the capitalization ratio to less than 25%, except as permitted above.

Redemption Provisions

      The preferred stock and any series of the preferred stock is redeemable in whole or in part at our option at any time or from time to time, subject to any restrictions on such right of redemption which may be specified for any series, on not less than 30 days’ notice at the stated value of each share to be redeemed plus any applicable redemption premium and unpaid accrued dividends. The prospectus supplement with respect to each series of preferred stock will specify the specific redemption terms for that series. We may repurchase shares of preferred stock to the extent permitted by law.

Voting Rights

      Every record holder of outstanding shares of preferred stock, regardless of series, and every record holder of outstanding shares of common stock is entitled to vote as a single class in respect to the election of directors and upon all other matters, except as otherwise provided in the following paragraphs or under Wisconsin law. Alliant Energy Corporation, the sole holder of our common stock, has one vote for each share it holds. Every holder of preferred stock has, for each share of preferred stock held by him or her, that number of votes (including any fractional vote) determined by dividing the stated value of the share of preferred stock by 100. Shareowners have no cumulative voting rights in connection with the election of directors, which means that holders of shares entitled to exercise more than 50% of the voting power are entitled to elect all of the directors to be elected at any meeting of shareowners. Our restated articles of organization provide that our board of directors is to be divided into three classes, with staggered terms of three years each.

      Notwithstanding the classification of our board of directors, if and when dividends on the preferred stock are in default in an amount equal to four full quarterly dividends on all shares of the preferred stock and until all dividends then in default on the preferred stock have been paid, the record holders of the preferred stock, as a class, will be entitled at each shareowners’ meeting at which directors are elected to elect the smallest number of directors necessary to constitute a majority of our full board of directors. The record holders of the common stock, as a class, will be entitled to elect the remaining directors. In the case of any vacancy in our board of directors occurring for a director elected by the holders of the preferred stock, as a class, because dividends were in default on the preferred stock, the holders of the shares of preferred stock then outstanding and entitled to vote may elect a successor to hold office for the unexpired term of the director whose place is vacant. Similarly, in the case of any vacancy in our board of directors occurring for a director elected by the holders of the common stock, as a class, because dividends were in default on the preferred stock, the holders of the shares of common stock then outstanding and entitled to vote may elect a successor to hold office for the unexpired term of the director whose place is vacant. If and when all dividends then in default on the preferred stock are paid, the voting power of the preferred stock and of the common stock will revert to the status existing before such default, subject to the revesting of this special voting right in the preferred stock in case of a further like default. Dividends in default will be deemed to have been paid whenever they are declared and paid, or declared and provision made for their payment, or whenever we have surplus and net profits legally available for the payment of the dividends that have accrued since the default giving rise to the special voting right.

      So long as any preferred stock is outstanding, we will not, without the affirmative vote of the holders having at least two-thirds of the total number of votes possessed by all holders of the stock as a class, unless provision is made for the redemption or other retirement of such stock:

•	amend our restated articles of organization to create or authorize any stock ranking prior in any respect to the preferred stock, or issue any such stock;

•	change the terms and provisions of the preferred stock so as to affect adversely the rights and preferences of the holders of the preferred stock, provided that if any change would affect adversely the holders of one or more, but less than all, of the outstanding series, only the consent of the holders having at least two-thirds of the total number of votes possessed by all holders of each series so adversely affected is required;

•	issue any shares of preferred stock or shares of any stock ranking on parity with the preferred stock, other than in exchange for or to redeem or retire shares of preferred stock or shares of any stock ranking on parity with the preferred stock having an aggregate amount of par value and/or stated value of not less than the aggregate amount of par value or stated value of the shares to be issued, unless:

•	our gross income available for the payment of interest for a 12-month period within the 15 months next preceding such issue was at least 1 1/2 times the sum of:

•	the interest for one year on all funded indebtedness and our notes payable maturing more than 12 months after the issue of the shares, to be outstanding at the date of such issue, and

•	an amount equal to one year’s dividend on the preferred stock and all equal or prior ranking stock to be outstanding after the issuance of said shares; and

•	the capital represented by the common stock and our surplus accounts is not less than the aggregate amount payable upon the involuntary dissolution, liquidation or winding up of our company in respect of all the preferred stock and all equal or prior ranking stock outstanding after the issue of the shares proposed to be issued.

      So long as any preferred stock is outstanding, we will not, without the affirmative vote of the holders having at least a majority of the total number of votes possessed by all holders of such stock as a class, unless provision is made for the redemption or other retirement of such stock:

•	issue or assume any unsecured indebtedness (defined in our restated articles of organization to generally mean all unsecured notes, debentures or other unsecured securities that have a final maturity date of less than three years), other than for the refunding of outstanding secured or unsecured indebtedness or the retiring of preferred stock or any equal or prior ranking stock, if immediately after the issue or assumption of the total principal amount of all unsecured indebtedness issued or assumed by us and to be outstanding would exceed 20% of the sum of:

•	the total principal amount of all our secured debt securities then outstanding, and

•	our capital and surplus; or

•	merge or consolidate with any other corporation or sell all or substantially all our assets, unless the transaction (or the issue or assumption of securities in connection with the transaction) has been ordered, approved or permitted by any federal commission or regulatory authority then having jurisdiction.

Liquidation Rights

      In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of preferred stock would be entitled to be paid in full, out of our net assets, the stated value of their shares and, to the extent there may be profits properly applicable to the preferred stock (whether capitalized or not) or any unpaid dividends accrued on the preferred stock, in preference to the holders of common stock.

Assessability

      All shares of our preferred stock will, when issued, be fully paid and nonassessable, except as provided by Section 180.0622(2)(b) of the Wisconsin Statutes regarding personal liability of shareowners for all debts owing to our employees for services performed, but not exceeding six months’ service in any one case.

Preemptive Rights

      No shares of our preferred stock will have any preemptive or similar rights.

Ranking

      The preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

•	on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

•	junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to our preferred stock.

DESCRIPTION OF DEBT SECURITIES

      The following description of the terms of our debt securities summarizes the general terms and provisions that apply to our debt securities. We will describe the particular terms of any debt securities more specifically in each prospectus supplement relating to those debt securities. We will indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

      We will issue, in one or more series, debt securities under an indenture, dated as of June 20, 1997, between us and U.S. Bank National Association, as successor trustee, as supplemented and amended from time to time. This indenture, as supplemented and amended, is referred to in this prospectus as the indenture. This section summarizes the indenture. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to the indenture which is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.” Parenthetical section references under this heading are references to sections of the indenture.

General

      The indenture does not limit the aggregate principal amount of senior unsecured debt securities that we may issue under it, and provides that we may issue securities under the indenture from time to time in one or more series pursuant to the terms of one or more supplemental indentures or officers’ certificates creating the series. (Section 2.01).

Terms

      We will describe in each prospectus supplement the following terms that apply to the debt securities offered under that prospectus supplement:

•	the title of the series of debt securities;

•	the aggregate principal amount of the series of debt securities;

•	the interest rate, if any, or the method of calculating the interest rate on the debt securities;

•	the date from which interest will accrue and the record dates for the payment of interest on the debt securities;

•	the dates when principal and interest are payable on the debt securities;

•	the manner of paying principal and interest on the debt securities;

•	the places where principal and interest are payable on the debt securities;

•	the registrar, transfer agent and paying agent for the debt securities;

•	the terms of any mandatory or optional redemption by us;

•	the terms of any redemption at the option of the holders of the debt securities;

•	whether the debt securities are to be issuable as registered securities, bearer securities or both, and whether and upon what terms any registered securities may be exchanged for bearer securities and vice versa;

•	whether the debt securities are to be represented in whole or in part by a global security and the terms of any global security;

•	any tax indemnity provisions;

•	if the debt securities provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining such payments;

•	if amounts of principal or interest on the debt securities may be determined by reference to an index, formula or other method, the manner for determining the amounts;

•	provisions for electronic issuance of debt securities or for debt securities in uncertificated form;

•	the portion of principal payable upon acceleration of a discounted debt security;

•	whether the covenant referred to below under “Certain Covenants — Limitations on Liens” applies, and any events of default or restrictive covenants in addition to or in lieu of those set forth in the indenture;

•	whether and upon what terms debt securities may be defeased;

•	the forms of the debt securities or any coupon; and

•	any additional provisions or other special terms not inconsistent with the provisions of the indenture, including any terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities. (Section 2.01).

Ranking

      The debt securities will be our senior, unsecured and unsubordinated obligations, ranking equally and ratably with all our other senior, unsecured and unsubordinated obligations. The debt securities will be effectively subordinated to all of our existing and future secured indebtedness, including our first mortgage bonds.

Payments

      Unless we otherwise state in the prospectus supplement, we will pay principal of, and premium and interest on, if any, the debt securities at the office or agency we maintain for that purpose, initially the corporate trust office of the trustee. We will name in the prospectus supplement all paying agents we initially designate for the debt securities. If we fail to maintain a paying agent for a series, then the trustee will act as the paying agent. (Section 2.03). We will provide in the prospectus supplement the dates from which interest will accrue on a series of debt securities and the record dates for interest payable on any debt securities.

      Unless we otherwise state in the prospectus supplement, and except in special circumstances set forth in the indenture, we will pay principal and interest on bearer debt securities only upon surrender of bearer debt securities and coupons at a paying agency we maintain for that purpose located outside of the United States.

During any period for which it is necessary in order to conform to United States tax law or regulations, we will maintain a paying agent outside the United States to which the bearer debt securities and coupons may be presented for payment and we will provide the necessary funds to the paying agent upon reasonable notice. (Section 2.04).

U.S. Federal Income Tax Considerations

      We may issue the debt securities as original issue discount securities, bearing no interest or bearing interest at a rate, which, at the time of issuance, is below market rates, to be sold at a substantial discount below their principal amount. We will describe some special U.S. federal income tax and other considerations applicable to any debt securities that are issued as original issue discount securities in the applicable prospectus supplement.

      If the purchase price of any debt securities is payable in one or more foreign currencies or composite currencies, if any debt securities are denominated in one or more foreign currencies or composite currencies or if any payments on the debt securities are payable in one or more foreign currencies or composite currencies, then we will describe the restrictions, elections, some U.S. federal income tax considerations, specific terms and other information about the debt securities and the foreign currency or composite currencies in the prospectus supplement.

Restrictive Covenants

      Except as otherwise set forth under “— Defeasance” below, for so long as any debt securities remain outstanding or any amount remains unpaid on any of the debt securities, we will comply with the terms of the covenants set forth below. If we issue additional series of securities under the indenture in the future, then those series may or may not have different covenants.

Limitations on Liens

      So long as any series of debt securities as to which this covenant applies remain outstanding, the indenture provides generally that we will not, and we will not permit any of our subsidiaries to, create or allow to be created or to exist any lien on any of our properties or assets to secure any indebtedness, without making effective a provision that makes the debt securities to which this limitation applies equally and ratably secured with or prior to all such indebtedness and with any other indebtedness that is also entitled to be equally secured. This restriction does not apply to or prevent the creation or existence of:

•	liens of our 1941 mortgage, securing our first mortgage bonds (see “Description of First Mortgage Bonds” for a description of our 1941 mortgage);

•	liens on property that existed when we acquired or constructed the property or were created within one year after that time;

•	liens on property that secure payment of all or part of the purchase price or construction cost of the property, including the extension of any liens to repairs or improvements made on the property;

•	any extensions, renewals or replacements, in whole or in part, of liens (including the first mortgage indenture) permitted by the above-listed items;

•	the pledge of any bonds or other securities at any time issued under any of the liens permitted by the above-listed items;

•	tax liens and other governmental charges for the then current year that are not delinquent;

•	liens incurred for charges that are not delinquent, including mechanics’, laborers’, materialmen’s and similar liens, and any of these liens, whether or not delinquent, whose validity is being contested;

•	liens incidental to construction or current operations which have not at the time been filed or asserted or the payment of which has been adequately secured or which are not material in amount;

•	liens securing indebtedness neither assumed by us nor on account of which we customarily pay interest;

•	any right which any governmental authority may have by virtue of any franchise, license, contract or statute to purchase any of our property on payment of reasonable compensation, or to terminate any franchise, license or other rights or to regulate our property and business;

•	the lien of judgments covered by insurance, or upon appeal and covered by the filing of any appeal bond, or if not so covered not exceeding $1,000,000 in aggregate amount;

•	easements or reservations in respect of our property for certain purposes that do not interfere with our proper operation and development of the property for the purpose of roads, pipelines or other rights-of-way and similar purposes, none of which interfere with our proper operation and development of the property affected;

•	liens for which moneys sufficient for the discharge has been deposited in trust with the trustee and authority has been granted to the trustee to apply the moneys to the discharge of the lien;

•	any defects in title and any terms, conditions or exceptions expressed in deeds or other instruments by which we have acquired property that do not materially adversely affect the operations of our company as a whole;

•	the pledge of cash or marketable securities to obtain any indemnity, performance or similar bond in the ordinary course of business, or as security for the payment for taxes or other assessments being contested in good faith, or for the purpose of obtaining a stay or discharge in legal proceedings;

•	the pledge or assignment in the ordinary course of business of electricity, gas (either natural or artificial) or steam, accounts receivable or customers’ installment paper;

•	rights reserved to or vested in others to take or receive any part of the electricity, gas, steam or any by-products generated or produced by or from any of our properties;

•	any landlord’s lien;

•	liens created or assumed by us in connection with the issuance of debt securities, the interest on which is excludable from the gross income of the holder pursuant to specified sections of the Internal Revenue Code, for the purpose of financing the acquisition or construction of property to be used by us, limited to the property financed;

•	liens of the trustee to secure our payment obligations under the indemnification provisions of the indenture;

•	liens affixing to our property or the property of a subsidiary at the time a person consolidates with or merges into, or transfers all or substantially all of its assets to, our company or a subsidiary, provided that in the opinion of our board of directors or management the property acquired pursuant to the consolidation, merger or asset transfer is adequate security for the lien; and

•	liens or encumbrances not otherwise permitted if, at the incurrence of and after giving effect to the lien, the aggregate of all our obligations secured by the lien does not exceed 10% of our tangible net worth. (Sections 4.06 and 4.07).

      This restriction will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business. (Section 4.07).

Consolidation, Merger and Sale of Assets

      The indenture provides that unless the officers’ certificate or supplemental indenture establishing a series of debt securities otherwise provides, we will not consolidate with or merge into any other person, or sell all or substantially all of our assets to any other person unless:

•	either we are the continuing corporation, or the person is an entity organized and existing under the laws of the United States or any state, and the entity will expressly assume the payment of the principal of and interest on the debt securities outstanding and the performance and observance of all of our covenants and conditions under the indenture by executing a supplemental indenture satisfactory to the trustee;

•	we or the person will not, immediately after the merger or consolidation, or the sale or conveyance, be in default in the performance of any covenant or condition under the indenture; and

•	after giving effect to the transaction, no event which, after notice or lapse of time, would become a default under the indenture, will have occurred or be continuing. (Section 5.01).

      The indenture further provides that our successor will be substituted for us, after which all of our obligations under the indenture will terminate. (Section 5.02).

Events of Default

      Unless the officers’ certificate or supplemental indenture establishing the series otherwise provides, each of the following will be an event of default with respect to the debt securities of a series under the indenture:

•	we default in any payment of interest on any debt securities of the series when the interest becomes due and payable, and the default continues for 60 days;

•	we default in the payment of principal of any debt securities of the series when the principal becomes due and payable at maturity or upon redemption, acceleration or otherwise;

•	we default in the payment or satisfaction of any sinking fund obligation with respect to any debt securities of a series as required by the officers’ certificate or supplemental indenture establishing the series, and the default continues for 60 days;

•	we default in the performance of any of our other agreements applicable to the series, and the default continues for 90 days after notice of the default;

•	specified events relating to our bankruptcy, insolvency or reorganization; and

•	a specified event of default provided for in the terms of the series of the debt securities.

      The failure to redeem any debt securities subject to a conditional redemption is not an event of default if any event on which such redemption is so conditioned does not occur before the redemption date. (Section 6.01).

      If an event of default occurs and is continuing on a series, then the trustee by notice to us, or the holders of at least 25% in principal amount of the series by notice to us and the trustee, may declare the principal of and accrued interest on all of the debt securities of the series to be due and payable immediately. (Section 6.02).

Modification of the Indenture

      The holders of at least a majority in principal amount of a series may waive any existing default on the series and its consequences under the indenture. However, holders cannot waive a default in the payment of the principal of, or premium, if any, or interest on, any debt securities or a default in respect of a provision we describe in the following paragraph. (Section 6.04). These defaults cannot be waived without the consent of each holder of the outstanding debt securities of the series.

      With the consent of the holders of at least a majority in aggregate principal amount of debt securities of all series of the debt securities affected by the supplemental indenture, we and the trustee can enter into supplemental indentures to amend or modify the indenture. However, we cannot make modifications or amendments without the consent of all of the holders of the outstanding series of debt securities if the amendments or modifications would:

•	extend the stated maturity of the principal of, or any installment or principal of or interest on, any debt security of the series;

•	reduce the principal amount of or the rate of interest on or premium (if any), payable upon the redemption of the debt securities of the series;

•	reduce our obligation to pay principal amounts, or reduce the amount of the principal of a discounted security that would be due and payable upon a declaration of acceleration of the maturity;

•	change the coin or currency in which we must pay principal of, or premium, if any, or interest on the debt securities of a series;

•	impair the right to institute suit for the enforcement of any payment of principal of, or premium or interest on, the debt securities after the due date of the payment;

•	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of which is required to enter into any supplemental indenture or amend the terms and conditions of that series;

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver of the provisions of the indenture; or

•	make modifications to any of the provisions we describe in this paragraph and in the paragraph immediately above, except to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holders of each debt security affected. (Section 9.02).

      We and the trustee can also enter into supplemental indentures to amend or modify the indenture or the debt securities without the consent of any holders of the debt securities. We can only do so if those amendments or modifications would be limited to specific purposes, including:

•	showing that another person has succeeded us and assumed our obligations under the covenants of the indenture and the debt securities;

•	adding to the covenants made by us for the benefit of the holders of all or any series of debt securities, or to surrender any right or power conferred on us;

•	adding to or changing any of the provisions of the indenture in respect of the debt securities to permit or facilitate the issuance of debt securities in bearer form or to permit or facilitate the issuance of debt securities of any series in uncertificated form;

•	adding, changing or eliminating any of the provisions of the indenture, but only if the change does not adversely affect the rights of holders of the debt securities under the indenture in any material respect;

•	securing the debt securities of any series;

•	establishing the form or terms of debt securities of any series;

•	evidencing and providing for the appointment of a successor trustee or a change in any of the provisions of the indenture to facilitate administration by more than one trustee;

•	making clarifying changes to ambiguous, incorrect or inconsistent language in the indenture or the debt securities that do not adversely affect the rights of the holders of the debt securities under the indenture in any material respect;

•	making changes to the provisions of the indenture as is necessary to effect qualification of the indenture under the Trust Indenture Act of 1939 or under any similar federal statute, and to add to the indenture any other provisions as are expressly permitted by the Trust Indenture Act; or

•	amending or supplementing the restrictions on and procedures for resale and other transfers of any series of debt securities to reflect any changes in laws or regulations. (Section 9.01).

Defeasance

      Unless the officers’ certificate or supplemental indenture establishing the terms of the series otherwise provides, debt securities of a series may be defeased in accordance with their terms as set forth below. We may at any time terminate as to a series all of our obligations except for certain obligations, including obligations of ours and/or the trustee’s to execute and authenticate the debt securities, to take certain actions with respect to bearer securities, to require paying agents to hold certain moneys in trust, to maintain security holder lists, to register the transfer or exchange of a debt security, to replace destroyed, lost or stolen debt securities and coupons, to compensate and indemnify the trustee, to take certain actions in connection with the replacement or removal of the trustee and to repay excess money or securities to our company. This is known as legal defeasance. In addition, we may at any time terminate as to a series our obligations with respect to the debt securities and coupons of the series under the covenant described under “Certain Covenants — Limitations on Liens” and any other restrictive covenants that may be applicable to a particular series. This is known as covenant defeasance.

      We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, then a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, then a series may not be accelerated by reference to the covenant described under “Certain Covenants — Limitations on Liens” or any other restrictive covenants that may be applicable to a particular series. (Section 8.01).

      If we desire to exercise our legal defeasance or covenant defeasance option as to a series of securities under the indenture, then we must deposit in trust with the trustee money or U.S. government obligations. We must also comply with some other provisions. In particular, we must obtain:

•	an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders of the debt securities for federal income tax purposes; and

•	an opinion from a nationally recognized firm of independent accountants that the payments of principal and interest when due on the deposited U.S. government obligations without reinvestment plus any deposited money without investment will be sufficient to pay the principal and interest when due on all of the debt securities to maturity or redemption, as the case may be. (Section 8.02).

Governing Law

      The indenture and the debt securities will be governed by the laws of the State of Wisconsin. (Section 10.09).

DESCRIPTION OF FIRST MORTGAGE BONDS

      The following description of the terms of our first mortgage bonds summarizes general terms and provisions that apply to the first mortgage bonds. We will describe the particular terms of any first mortgage bonds more specifically in each prospectus supplement relating to those first mortgage bonds. We will indicate in the prospectus supplement whether the terms and provisions described in this prospectus apply to a particular series of first mortgage bonds.

      We will issue, in one or more series, first mortgage bonds under an indenture of mortgage or deed of trust, dated as of August 1, 1941, between us and U.S. Bank National Association and Frank P. Leslie, as successor mortgage trustees, as supplemented and amended from time to time. This indenture of mortgage or deed of trust, as supplemented and amended, is referred to in this prospectus as the 1941 mortgage or the mortgage. When we speak of the mortgage trustee in this prospectus, we are referring to U. S. Bank National Association in its capacity as trustee under the 1941 mortgage. This section briefly summarizes the mortgage. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to the mortgage which is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.” Parenthetical section references under this heading are references to sections of the mortgage, unless otherwise indicated.

General

      The mortgage provides that we may issue securities under the mortgage from time to time in one or more series pursuant to the terms of one or more supplemental indentures.

      The properties of our subsidiaries, which are not material in the aggregate, are not subject to the lien of the mortgage and do not constitute bondable property under the mortgage.

Terms

      We will describe in each prospectus supplement the following terms of the first mortgage bonds of the series offered by us in that prospectus supplement:

•	the title or designation of the first mortgage bonds;

•	the date of the first mortgage bonds;

•	the date or dates on which the first mortgage bonds may mature;

•	the place or places at which the first mortgage bonds will be paid;

•	the rate or rates, which may be fixed or variable, at which the first mortgage bonds will bear interest, if any, and the date from which such interest, if any, will accrue;

•	the times at which any such interest will be payable;

•	any provisions governing redemption, medium of payment, conversion in to stock or securities, and sinking funds or analogous funds; and

•	any limit on the aggregate principal amount of the first mortgage bonds. (Article I, Section 1).

Ranking

      The first mortgage bonds issued pursuant to this prospectus will rank pari passu with all first mortgage bonds at any time outstanding under the mortgage, except as to differences between series permitted by the mortgage and not affecting the rank of the lien. The first mortgage bonds will rank senior to all of our unsecured indebtedness. The first mortgage bonds will be effectively subordinated to all of our existing and future secured indebtedness, except for other first mortgage bonds. See “— Security.”

Payments; Transfers and Exchanges

      Unless we otherwise state in the prospectus supplement, we will pay any interest to the person in whose name the first mortgage bond is registered as of the close of business on the regular record date relating to the interest payment date. If we have defaulted in the payment of interest on any first mortgage bond, then we may pay the defaulted interest to the holder as of the close of business on a date selected by the mortgage trustee. (Article I, Section 4).

      We will maintain books for the registration, transfer and exchange of the first mortgage bonds at the principal office or place of business of the mortgage trustee. (Article I, Section 7). We will maintain a place or agency for payment of the first mortgage bonds and we may appoint one or more additional paying agents, including ourselves. (Article III).

      The first mortgage bonds may be exchanged for other first mortgage bonds of the same series and of authorized denominations of like aggregate principal amount at the office of the mortgage trustee. (Article I, Section 11).

Security

General

      The first mortgage bonds issued under the mortgage will be secured by the lien of the mortgage on all or substantially all the permanent fixed properties that we now own, subject only to permitted encumbrances and liens. (Granting Clause and Excepted Property Clause).

Limitation on Lien of the Mortgage

      The lien of the mortgage is subject to some permitted liens that include:

•	tax liens and other governmental charges which are not delinquent, or if delinquent in course of contest and secured by sufficient bond;

•	liens securing workers’ compensation and similar obligations that are not delinquent;

•	liens for labor, materials or supplies that are not delinquent;

•	liens or charges existing upon real estate or rights in or relating to real estate used for transmission lines, distribution lines or right-of-way purposes, if we have not assumed the liens or charges or any obligations secured by the liens or charges (but not including any substation involving an investment of more than $100,000);

•	judgments against us in the course of appeal or otherwise in contest and, if required by law, secured by sufficient bond;

•	any right which any governmental authority may have by the terms of any franchise, license, right or power, or by any provision of law, to terminate the franchise, license, right or power or to condemn, purchase or otherwise acquire any of our property;

•	easements, restrictions, exceptions or reservations in or affecting any of our property, for the purposes of roads, railroads, pipelines, transmission lines, removal of oil, gas, coal or other minerals and other similar purposes, or for the joint or common use of properties, facilities and equipment;

•	defects and irregularities in titles to, or leases of, any property that does not materially impair the use or value of the property for the purposes for which we hold it; and

•	rights reserved to or vested in others to take or use part of any power, gas or water generated or produced by any of our property. (Article II, Section 3).

      Some properties are excepted from the lien of the mortgage, including:

•	cash;

•	securities;

•	accounts and bills receivable;

•	chooses in action and certain judgments not deposited or pledged with the mortgage trustee;

•	all tangible personal property held for sale, rental or consumption in the ordinary course of business;

•	the last day of each term under any lease of property;

•	all gas, oil and other minerals upon or under any real estate subject to the lien of the mortgage;

•	certain vehicles, machinery and equipment used exclusively to transport passengers by motor vehicle; and

•	certain real estate. (Granting Clause and Excepted Property Clause).

      The mortgage also contains provisions subjecting after-acquired property to its lien. (Granting Clause). The priority of the lien on after-acquired property would date from the filing or recording of a subsequent instrument confirming of record that the after-acquired property is subject to the lien. In addition, such provisions might not be effective as to property acquired, and as to certain rents, issues and products accruing, subsequent to the filing of any case with respect to us under the Federal Bankruptcy Code.

Maintenance and Repair

      The mortgage also provides that:

•	we will maintain the mortgaged properties in good repair and working order;

•	the mortgage trustee may, and if requested by holders of a majority in principal amount of all outstanding bonds and furnished with the necessary funds to do so shall, cause the properties subject to the lien of the mortgage to be inspected by an independent engineer (not more often than at five-year intervals) to determine whether the properties have been so maintained and whether any property, not retired on the books, should be classified as retired for the purpose (among others) of computing “net expenditures” for bondable property; and

•	we will make good any deficiency in maintenance disclosed by any engineer’s report as rendered or as modified by arbitration. (Article III, Sections 7 and 8).

Consolidation, Mergers and Sales

      The mortgage does not prevent a merger or consolidation of our company, a sale by us of all or substantially all of our assets, a recapitalization of our company or other comparable transaction as long as the lien of the mortgage is preserved on the property then subject to such lien. (Article XIV).

Release and Substitution of Property

      Unless an event of default has occurred and is continuing, we may sell or otherwise dispose of property subject to the lien of the mortgage. The mortgage trustee will release the property from the lien of the mortgage when it or the trustee under any mortgage constituting a prior lien on such property receives any money and/or purchase money obligations received by us in consideration for the property, so long as the amount received is not less than the fair value of the property. (Article VIII, Section 2).

      Any new property we acquire by exchange, purchase or otherwise to take the place of any property released from the lien of the mortgage will become subject to the lien of the mortgage. (Article VIII, Section 2).

Withdrawal of Cash

      Generally, unless an event of default has occurred and is continuing, we may withdraw cash held by the mortgage trustee by depositing with the mortgage trustee an amount of direct and unconditional obligations of the United States of at least an equal face amount and then having a market value at least equal to the amount of cash withdrawn. We may not, however, be entitled to withdraw cash less than 10 days prior to or on any interest payment date, redemption date or maturity date of any outstanding first mortgage bonds for payment on that date to the holders of the first mortgage bonds. (Article II, Section 9).

Issuance of Additional Bonds

      The mortgage does not fix an overall limitation on the total principal amount of bonds that we may issue under it, but limits the principal amount of bonds of each presently outstanding series that may be outstanding. Under the mortgage, first mortgage bonds of any series may be issued from time to time on the basis of, and in an aggregate principal amount not exceeding:

•	70% of net expenditures made for bondable property constructed or acquired by us on or after August 1, 1941, and on which the mortgage is a first mortgage lien, subject only to permitted encumbrances and liens and prepaid liens;

•	the principal amount of bonds, previously authenticated under the mortgage, which have been retired or for the retirement of which the mortgage trustee holds the necessary funds, other than certain bonds retired through the operation of the debt retirement or the maintenance and repair provisions of the mortgage; and/or

•	the amount of cash deposited with the mortgage trustee for that purpose, which cash may be applied to the retirement of bonds or may be withdrawn in lieu of the authentication of an equal principal amount of bonds under the mortgage provisions referred to in the above-listed clauses. (Article II, Sections 2, 3 and 4).

“Bondable property” consists of any electric, gas or water utility plant, property or equipment constructed or acquired by us on or after August 1, 1941. (Article II, Section 3).

      No additional first mortgage bonds may be authenticated under the mortgage provisions referred to in the first and third clauses listed above. No first mortgage bonds bearing a higher rate of interest than the first mortgage bonds for the retirement of which they are to be issued may be authenticated under the mortgage provisions referred to in the second clause above more than five years before the maturity of the bonds to be retired, unless, in each case, our net earnings for the 12 consecutive months ending within 90 days next preceding the authentication were at least equal to twice the interest for one year on:

•	all the bonds to be outstanding under the mortgage immediately after the authentication, other than those for the retirement of which the necessary funds are held by the mortgage trustee; and

•	all other indebtedness secured by an equal or prior lien on any part of our property. (Article II, Section 5).

Modification of Mortgage

      The mortgage may not be amended without the consent of bondholders, except for certain limited purposes provided by the mortgage. These purposes include, among others:

•	to correct the description of any property conveyed, mortgaged or transferred to the mortgage trustee by the mortgage;

•	to assign, convey mortgage or transfer to the mortgage trustee additional property;

•	to add other limitations on the authorized issue and purposes of issue of the first mortgage bonds;

•	to specify definitive limitations on the total authorized issue of any series of first mortgage bonds issued under the mortgage;

•	to add to our covenants and agreements for the protections of the holders of the first mortgage bonds or the trust estate;

•	to provide the terms and conditions of redemption, or for a special sinking or analogous fund, for the retirement of the first mortgage bonds of any particular series then about to be issued;

•	to provide additional or other restrictions and limitations upon the issue of any new series of first mortgage bonds or additional covenants and undertakings of our company;

•	to provide the terms and conditions of the exchange of first mortgage bonds of one series for first mortgage bonds of another series, or as to the exchange of first mortgage bonds of one denomination for the first mortgage bonds of another denomination of the same series;

•	to provide that the principal of the first mortgage bonds of any series may be converted at the option of the holders into our capital stock or our other securities, and the terms and conditions of this conversion;

•	to evidence our succession by another person and the successor’s assumption of our covenants in the mortgage and the first mortgage bonds;

•	to set forth the form and substance of the first mortgage bonds, and the terms, provisions and conditions of the first mortgage bonds;

•	to change any provision that is required by the Trust Indenture Act of 1939 to be included and is required so that the mortgage complies with this act;

•	to change the provisions of the mortgage, provided that any change be made effective only with respect to first mortgage authenticated after the execution of the supplemental indenture effecting the change and only if the change would not adversely affect the bonds then outstanding under the mortgage; and

•	any other change not inconsistent with the terms and which would not impair the security of the mortgage. (Article XVI, Section 1).

      With the consent of the holders of not less than two-thirds of the principal amount of bonds then outstanding, the mortgage may be amended in any respect, except that without the consent of the holder of each outstanding bond affected thereby no amendment will, among other things:

•	extend the time for, reduce or otherwise affect the terms of payment of the principal of or interest or premium on any first mortgage bond;

•	permit the creation of any lien ranking prior to or on a parity with the lien of the mortgage, other than permitted encumbrances and liens or prepaid liens;

•	reduce the percentage in principal amount of first mortgage bonds the consent of the holders of which is required for any such amendment;

•	impair the right of any bondholder to institute suit for the enforcement of any payment in respect of such bondholder’s first mortgage bonds; or

•	deprive any non-consenting bondholder of a lien upon the mortgaged property for the security of such bondholder’s first mortgage bonds. (Article XVIII).

Events of Default

      Each of the following events constitutes an event of default under the mortgage:

•	our failure to pay principal or premium, if any, on any bond when it becomes due and payable;

•	our failure to pay interest on any bond within 60 days after the same becomes due and payable;

•	our failure to pay the principal of, or interest on, any prior lien bond, continued beyond the default period (if any) specified in the lien securing such bond;

•	our failure for 90 days after written demand to comply with any other covenant or condition in the mortgage or in any bond or any prior lien or bond secured by the mortgage; and

•	some events relating to our reorganization, bankruptcy or insolvency or appointment of a receiver or mortgage trustee for our property. (Article X, Section 1).

      The mortgage trustee will give to the bondholders notice of all defaults under the indenture within 90 days after the occurrence of the default. The mortgage trustee may withhold giving notice to bondholders of defaults (other than any default in payment of interest, principal or sinking or purchase fund installment in respect of any bond secured by the mortgage) if it determines in good faith that the withholding is in the interests of the bondholders. (Article XV, Section 2). Upon default, the mortgage trustee may, and upon written notice from the holders of a majority in principal amount of bonds then outstanding will, declare the principal of all bonds secured by the mortgage to be immediately due and payable. (Article X, Section 4). Upon certain terms and conditions, the declaration of acceleration may be rescinded and waived.

      If an event of default occurs and is continuing, then the mortgage trustee has the power to take possession of, and to hold, operate and manage, the mortgaged property, or, with or without entry, sell the mortgaged property. If the mortgaged property is sold, whether by the mortgage trustee or pursuant to judicial proceedings, then the purchase proceeds, together with any other sums which may then be held by or paid to the mortgage trustee under any of the provisions of the mortgage as part of the security under the mortgage, will be paid first to the cost of the sale and then to the payment of the whole amount then due and unpaid for principal and interest on the first mortgage bonds. (Article X, Sections 1 and 5).

      If we fail to pay any installment of interest due on any first mortgage bonds for a period of 60 days after the interest becomes due and payable, or if we fail to pay the principal of any first mortgage bond when it becomes due and payable, then we will pay to the mortgage trustee the principal or and any interest on all first mortgage bonds then due and payable. If we fail to pay the amounts of principal and any interest due and payable, then the mortgage trustee can sue and recover judgment against us for these amounts. (Article X, Section 11).

      Holders of a majority in principal amount of the first mortgage bonds secured by the mortgage have the right to direct the time, method and place of conducting proceedings for remedies available to, or exercising any trust or power of, the mortgage trustee. However, the mortgage trustee may decline to follow these directions under certain circumstances specified in the mortgage, and is not required to exercise powers of entry or sale under the mortgage. (Article X, Section 12).

Defeasance

      At any time, we may pay the holders of any outstanding first mortgage bonds all principal and interest outstanding. With delivery of a certificate signed by our officers and an opinion of counsel, each stating that all bonds and coupons outstanding under and secured by the mortgage have been cancelled, paid, redeemed or otherwise discharged and/or the necessary funds for the purchase or redemption have been deposited with the mortgage trustee, the mortgage trustee will cancel and discharge the lien of the mortgage. (Article XII).

GLOBAL SECURITIES

      We may issue the securities in whole or in part in the form of one or more global certificates or notes, which we refer to as global securities, that we will deposit with a depository or its nominee that we identify in the applicable prospectus supplement.

      We will describe the specific terms of the depository arrangement covering the securities in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depository arrangements.

      Upon the issuance of the securities in the form of one or more global securities, the depository or its custodian will credit, on its book-entry registration and transfer system, the number of shares or principal amount of securities of the individual beneficial interests represented by these global securities to the respective accounts of persons who have accounts with the depository. Ownership of beneficial interests in the global securities will be shown on, and the transfer of this ownership will be effected only through, records maintained by the depository or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. These accounts initially will be designated by or on behalf of the underwriters, initial purchasers or agents, or by us if we offer and sell the securities directly, and ownership of beneficial interests in the global securities will be limited to participants or persons who hold interests through participants. Qualified institutional buyers may hold their interests in the global securities directly through the depository if they are participants in this system, or indirectly through organizations which are participants in this system. The laws of some states of the United States may require that some purchasers of securities take physical delivery of the securities in definitive registered form. These limits and the laws may impair your ability to own, transfer or pledge interests in the global securities.

      So long as the depository, or its nominee, is the registered owner or holder of the securities, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the global securities for all purposes. No beneficial owner of an interest in the global securities will be able to transfer that interest except in accordance with the depository’s procedures.

      We will make dividend payments on, or payments of the principal of, and premium, if any, and interest on, the global securities to the depository or its nominee, as the case may be, as the registered owner of the global securities. We will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interest.

      We expect that the depository or its nominee, upon receipt of any dividend payment on, or payment of the principal of, and premium, if any, and interest on, the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the securities as shown on the records of the depository or its nominee. We also expect that payments by participants to owners of beneficial interests in the global securities held through the participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for their customers. These payments will be the responsibility of the participants. Transfers between participants in the depository will be effected in the ordinary way through the depository’s settlement system in accordance with the depository rules and will be settled in same day funds.

      We will issue securities in certificated form in exchange for global securities if:

•	the depository notifies us that it is unwilling or unable to continue as a depository for the global securities or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934 and a successor depository is not appointed by us within 90 days of the notice;

•	an event of default under the instrument governing the securities has occurred and is continuing; or

•	we determine that the securities will no longer be represented by global securities.

PLAN OF DISTRIBUTION

      We may sell the securities in one or more of the following ways from time to time:

•	to or through underwriters;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents; or

•	any combination of these.

      The applicable prospectus supplement will set forth the terms of the offering of securities, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation and any discounts or concessions allowed or reallowed or paid to dealers.

      If underwriters are utilized in the sale, the securities will be acquired by the underwriters for their own account pursuant to an underwriting agreement that we will execute with the underwriters at the time an agreement for the sale is reached. These securities may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market or varying prices determined at the time of sale. These securities may be either offered to the public through underwriting syndicates represented by managing underwriters or without a syndicate. Generally, the obligations of the underwriters to purchase securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      If dealers are utilized in the sale of the securities, we will sell the securities to the dealer as principal. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale.

      We may sell securities directly or through agents we designate from time to time. Generally, any agent will be acting on a best efforts basis for the period of the appointment.

      Underwriters, agents and dealers may be entitled under agreements entered into with us to be indemnified against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters, agents and dealers may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

      We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

      We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2003 and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus. Some of these reports, however, are filed on a combined basis with our parent, Alliant Energy Corporation, and its direct subsidiary, Interstate Power and Light Company. Information contained in these reports relating to these entities is filed by them on their own behalf and not by us.

      You may request a copy of any of these filings, at no cost, by writing to F. J. Buri, Corporate Secretary, Wisconsin Power and Light Company, 4902 North Biltmore Lane, Madison, Wisconsin 53718, or by calling Mr. Buri at (608) 458-3311.

LEGAL MATTERS

      The validity of the securities offered by this prospectus will be passed upon for us by Foley & Lardner LLP.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Wisconsin Power and Light Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

________________________________________________________________________________

$100,000,000

Wisconsin Power and Light Company

       % Debentures due 2034

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Banc of America Securities LLC

Wachovia Securities

ABN AMRO Incorporated

Robert W. Baird & Co.

The Williams Capital Group, L.P.

July      , 2004